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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          WATSON PHARMACEUTICALS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0033 PAR VALUE
                         (Title of Class of Securities)

                                   942683 10 3
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                                Page 1 of 4 pages

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                                  SCHEDULE 13G

---------------------                                       -----------------
CUSIP NO. 942683 10 3                                       PAGE 2 OF 4 PAGES
---------------------                                       -----------------

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   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Allen Chao
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]


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   3     SEC USE ONLY



-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION



         U.S.A.
-------------------------------------------------------------------------------

     NUMBER OF           5 SOLE VOTING POWER
      SHARES
    BENEFICIALY            4,150,246
     OWNED BY
       EACH              ------------------------------------------------------
     REPORTING           6 SHARED VOTING POWER
      PERSON
       WITH                0

                         ------------------------------------------------------
                         7 SOLE DISPOSITIVE POWER


                           4,150,246
                         ------------------------------------------------------
                         8 SHARED DISPOSITIVE POWER


                           0
-------------------------------------------------------------------------------
   9                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON


                         4,150,246

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   10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                         EXCLUDES CERTAIN SHARES*                       /   /

                         Allen Chao does not have any voting or dispositive
                         power over the 500 shares held by Peter Du, custodian
                         for Michael Chao, Allen Chao's minor son.
-------------------------------------------------------------------------------
   11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         4.7%
-------------------------------------------------------------------------------
   12                    TYPE OF REPORTING PERSON*


                         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1 (a)   Name of Issuer:   Watson Pharmaceuticals, Inc.

ITEM 1 (b)   Address of Issuer's Principal Executive Offices: 311 Bonnie
             Circle, Corona, California 91720

ITEM 2 (a)   Name of Person Filing:  Allen Chao, Ph.D.

ITEM 2 (b)   Address of Principal Business Office, or, if none, Residence:
             Watson Pharmaceuticals, Inc., 311 Bonnie Circle, Corona,
             California 91720

ITEM 2 (c)   Citizenship:    U.S.A.

ITEM 2 (d)   Title of Class of Securities:  Common Stock, par value $0.0033

ITEM 2 (e)   CUSIP Number:    942683 10  3

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
             Not Applicable

             (a) / / Broker or Dealer registered under section 15 of the Act
             (b) / / Bank as defined in section 3(a)(6) of the Act
             (c) / / Insurance Company as defined in section 3(a)(19) of the Act
             (d) / / Investment Company registered under section 8 of the
                     Investment Company Act
             (e) / / Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
             (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)
                     (1)(ii)(F)
             (g) / / Parent Holding Company, in accordance with ss.240.13d-1(b)
                     (ii)(G) (Note: See Item 7)
             (h) / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4       Ownership:

             The following information is provided as of December 31, 1997:

             (a) Amount Beneficially Owned: 4,150,246 shares. Comprises 509,800 shares subject to options which are exercisable, 1,586,426 shares held by Allen Chao Interests, Ltd., a partnership in which Mr. Chao is a controlling partner, 980,646 shares held by MAL Investment Company, a corporation of which Mr. Chao is a controlling shareholder, 1,073,374 shares held by Allen Chao and Lee Hwa Chao family Trust and 500 shares held by Peter Du as custodian for Dr. Chao's minor son, Michael Chao. This statement shall not be construed as an admission that Dr. Chao is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

             (b) Percent of Class: 4.7%

             (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:   4,150,246
                 (ii)  shared power to vote or to direct the vote:   0
                 (iii) sole power to dispose or to direct the disposition
                       of:  4,150,246
                 (iv)  shared power to dispose or to direct the disposition
                       of:   0

ITEM 5       Ownership of Five Percent or Less of a Class: As of 12/31/97
             Allen Chao has ceased to be the beneficial owner of more than five percent (5%) of the Common Stock, $.0033 par value, of Watson Pharmaceuticals, Inc.




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ITEM 6       Ownership of More than Five Percent on Behalf of Another Person:
             Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company:  Not Applicable

ITEM 8       Identification and Classification of Members of the Group:
             Not Applicable

ITEM 9       Notice of Dissolution of Group:  Not Applicable

ITEM 10      Certification:  Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 9, 1998
                                   ---------------------------------------
                                                   Date


                                   ---------------------------------------
                                                 Signature


                                        Allen Chao, Chairman and CEO
                                   ---------------------------------------
                                                Name/Title


ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
             FEDERAL CRIMINAL VIOLATIONS
             (SEE 18 U.S.C. 1001).





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